File pursuant to Rule 424(b)(3)
Registration No. 333-290358
PROSPECTUS

RENT THE RUNWAY, INC.
Class A Common Stock
Subscription Rights to Purchase up to 3,063,725 Shares of
Class A Common Stock at $4.08 per Share
We are distributing, at no charge, to the holders of our Class A Common Stock and Class B Common Stock (together, the “Common Stock”) transferable subscription rights to purchase up to an aggregate of 3,063,725 shares of our Class A common stock, par value $0.001 per share (the “Class A Common Stock”), at a subscription price of $4.08 per share. We are offering to each of our stockholders one right for each share of Common Stock owned by that stockholder as of 5:00 p.m., New York City time, on October 6, 2025 (the “Record Date”). Each right will entitle its holder to purchase additional shares of Class A Common Stock on a pro rata basis relative to their ownership interest in us as of the Record Date. As of September 26, 2025, we had outstanding 3,964,092 shares of Class A Common Stock and 155,699 shares of Class B Common Stock. As a result, each right would have entitled its holder to approximately 0.7437 shares of our Class A Common Stock as of such date, which is subject to change as of the Record Date.
Rights holders who fully exercise their rights will be entitled to subscribe for additional shares of our Class A Common Stock to the extent that other rights holders do not exercise their rights in full (the “oversubscription privilege”), subject to certain limitations described herein. The oversubscription privilege allows a rights holder to subscribe for additional shares of our Class A Common Stock at the subscription price.
The total purchase price of shares of our Class A Common Stock offered hereby will be up to $12.5 million. To the extent a stockholder properly exercises its oversubscription privilege for an amount of shares of Class A Common Stock that exceeds the number of the unsubscribed shares of Class A Common Stock available, Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will return any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of this offering. We are not requiring a minimum individual or overall subscription to complete this offering. The Subscription Agent will hold in escrow the funds we receive from subscribing stockholders until we complete or terminate this offering.
Rights may only be exercised in aggregate whole numbers of our Class A Common Stock, and no fractional shares of Class A Common Stock will be issued. Any fractional shares of Class A Common Stock resulting from the exercise of the rights will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 3,063,725 shares of Class A Common Stock.
This offering will commence on October 7, 2025 and we will not distribute any rights prior to such date. The rights will expire if they are not exercised by 5:00 p.m., New York City time, on October 21, 2025, unless extended as described herein (the “Expiration Date”). Any exercise of rights by a holder may not be revoked. The rights are transferable, subject to the conditions described herein. Rights that are not exercised prior to the Expiration Date will expire and have no value. There is no minimum number of shares of Class A Common Stock that we must sell to complete this offering. The completion of this offering is subject to certain conditions. See “Description of the Rights Offering—Conditions, Amendment, Withdrawal and Termination.”
We have entered into a rights offering backstop agreement, dated August 20, 2025 (the “Backstop Agreement”), with CHS US Investments LLC (“Lender”), Gateway Runway, LLC (“Nexus”) and S3 RR Aggregator, LLC (“STORY3” and, collectively with Lender and Nexus, the “Investor Group”). Pursuant to the Backstop Agreement, the Investor Group has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of Class A Common Stock in this offering for cash. The Investor Group will be entitled to exercise its own subscription rights that it receives pursuant to this offering, and it will not receive any fee for acting as the backstop purchaser for this offering.
Neither we nor our board of directors makes any recommendation to holders regarding whether they should exercise or sell their rights. As a result of the terms of this offering, stockholders who do not fully exercise their rights will own, upon completion of this offering, a smaller proportional interest in our Class A Common Stock than otherwise would be the case had they fully exercised their rights.
Our Class A Common Stock is traded on the Nasdaq Global Market (the “Nasdaq”) under the symbol “RENT.” The rights will not be listed for trading on Nasdaq or any other exchange or market. On September 29, 2025, the last reported sale price of our shares of Class A Common Stock on the Nasdaq was $4.98 per share.
Investing in our Class A Common Stock involves significant risks. See “Risk Factors” beginning on page 9 of this prospectus and those identified under “Risk Factors” in our Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2025, and incorporated by reference herein.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
September 30, 2025

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the SEC. The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Because these summaries may not contain all the information that you may find important in deciding whether to subscribe for shares of our Class A Common Stock, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the section entitled “Where You Can Find More Information.”
In this prospectus, “Rent the Runway,” “RTR,” the “company,” “we,” “us” and “our” refer to Rent the Runway, Inc. and its consolidated subsidiaries. All references in this prospectus to the amount of indebtedness outstanding under the Existing Credit Agreement (as defined below) and the corresponding amount of such indebtedness that will be exchanged pursuant to the Recapitalization Transactions (as defined below) are stated as of July 31, 2025, for illustrative purposes. The actual amount of indebtedness that will be exchanged at the closing of the Recapitalization Transactions will be higher as a result of interest that accrues under the Existing Credit Agreement during the period between July 31, 2025 and the closing date of the Recapitalization Transactions. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.
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SUMMARY
This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this prospectus carefully, including the documents incorporated by reference, before deciding to invest in the securities.
Business Overview
Our mission is to power women to feel their best every day.
Since our founding in November 2009, we have built the world’s first shared designer closet with thousands of styles by hundreds of brand partners. We give customers access to our “Unlimited Closet” through our subscription offering (“Subscription”) or the ability to rent a-la-carte through our reserve offering (“Reserve”). We also give our subscribers and customers the ability to buy our products through our Resale offering. Our “Closet in the Cloud” offers a wide assortment of items for every occasion, from evening wear and accessories to ready-to-wear, workwear, denim, casual, maternity, outerwear, blouses, knitwear, loungewear, jewelry, handbags, activewear and ski wear. We have served approximately 3 million lifetime customers across all of our offerings, and we had 185,102 total subscribers (active and paused) as of July 31, 2025. We had 146,373 active subscribers as of July 31, 2025. For each of the six months ended July 31, 2025 and 2024, 89% of our total revenue was generated by subscribers, while they were active or paused.
We have created a two-sided discovery engine: customers find new brands they love and brand partners find new customers they need. For customers, we unlock freedom of self-expression through access to our “Unlimited Closet” that has a constantly rotating supply of styles for all occasions, seasons, moods and price points. This leads to deep engagement with our platform as customers discover new brands they love. Brand partners are able to tap into our large, engaged community to discover new customers and get unparalleled data insights. All of this helps them grow and run their businesses and encourages them to partner more closely with us over time.
When our customers use Rent the Runway, they experience the magic of accessing an “Unlimited Closet” while saving money and time and reducing clothing waste. We deliver significant financial value to customers, with our average subscriber wearing clothes worth more than 26 times what she pays for a monthly RTR subscription on an annualized basis (more than $49,000 in designer retail value in fiscal year 2024).
Our evolving selection of products is enabled by our designer brand partnerships. We source virtually all of our products directly from or in partnership with our brand partners that include many of the most renowned and relevant names in the fashion industry. The nature of our customer value proposition means our customers are typically younger and/or different from other audiences our brands are exposed to. According to our June 2021 Rent the Runway Brand Survey, approximately 91% of our brand partners work with us because we introduce them to new, desirable customers and deepen awareness of their brands. Over the last 15 years, we have fostered strong relationships with our brand partners and have experienced limited voluntary attrition. Our Closet in the Cloud connects our deeply engaged customers and our differentiated brand partners on a powerful platform built around our brand, data, logistics and technology advantages.
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Brand Partner Advantage: Our assortment contains thousands of new, current season styles that luxury competitors simultaneously carry—all available for Subscription, Reserve, and/or Resale at much lower prices. We believe our engaged and loyal customer base paired with the data that we offer to our brand partners makes us an essential destination for many of the world’s most important brands. Over time, our commercial relationships with our brand partners have evolved towards more capital efficient forms of rental product acquisition.

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Data Advantage: We capture a vast amount of unique, actionable data on our customers and products. We leverage this data to create benefits for our customers (deep personalization of styles and fit), brand partners (understanding of customer demand patterns and garment lifecycle) and our business (higher subscriber lifetime value and better product return on investment).

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Technology and Logistics Advantage: We have developed a proprietary operating system that pairs proprietary software with differentiated infrastructure and hardware. Our expertise in vertically integrated just-in-time reverse logistics and garment science allows us to achieve multi-year monetization on our garments. We have also built a custom platform that supports all of our consumer-facing offerings on our website and app.

Recent Developments
The Recapitalization Transactions
Faced with the approaching maturity date under the Existing Credit Agreement (as defined below), and significant uncertainty as to whether we could continue to meet the minimum liquidity covenant under the Existing Credit Agreement, for the past two years we have been working diligently with multiple advisors to pursue strategic alternatives, including, among other things: a sale of the company, a refinancing or restructuring of the Existing Credit Agreement and equity capital raises. During this two-year time period, with the assistance of a financial advisor, we canvassed the market and held discussions with financial sponsors and strategic acquirers. Despite engaging in many discussions with these third parties, none of these financial sponsors or strategic acquirers was willing to proceed beyond having preliminary discussions on strategic alternatives. As a result of the lack of interest by third parties in any of these strategic alternatives, it was the considered view of the Board of Directors (the “Board”) and the finance committee of the Board, which is comprised of disinterested and independent directors who are not affiliated with, and do not have a financial interest in, the Investor Group (the “Finance Committee”), that there was substantial concern that we would be unable to effectively run our business unless the Existing Credit Agreement could be amended or restructured.
We entered into an exchange agreement, dated August 20, 2025 (the “Exchange Agreement”), by and between us and CHS US Investments LLC, as a lender (“Lender”), the lender under our credit agreement, dated July 23, 2018, by and among the company, as borrower, Lender, as lender, and CHS (US) Management LLC (as successor-in-interest to Double Helix Pte Ltd.), as administrative agent (“Agent”) (as amended, amended and restated, supplemented, revised or otherwise modified to date, the “Existing Credit Agreement”), and certain other transaction agreements with affiliates of Lender, Gateway Runway, LLC (“Nexus”) and S3 RR Aggregator, LLC (“STORY3” and, collectively with Nexus and Lender, the “Investor Group”) in connection with our proposed recapitalization transactions (the “Recapitalization Transactions”). The Recapitalization Transactions were the only option available that provided us sufficient liquidity to effectively run our business while remaining in compliance with the Existing Credit Agreement.
The Board, acting upon the unanimous recommendation of the Finance Committee, which is comprised of disinterested and independent directors, has determined that it is in the best interests of the company and our stockholders to consummate the Recapitalization Transactions.
The Recapitalization Transactions include, among other matters:
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the entry into an amended and restated credit agreement (the “New Credit Agreement”), by and among us, as borrower, Agent, as administrative agent, and the Investor Group, as lenders, to reflect (i) the exchange of $100.0 million of existing outstanding indebtedness owing to Lender under the Existing Credit Agreement on a dollar-for-dollar and cashless basis for new term loans under the New Credit Agreement (the “Exchange Consideration Term Loans”) and (ii) $20.0 million of new money term loans to be provided to the company by the Investor Group (the “New Money Term Loans”) (together, the “Debt Exchange Transactions”);

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the contribution of all remaining indebtedness owing to Lender under the Existing Credit Agreement (approximately $223.1 million as of the end of our second fiscal quarter ending July 31, 2025, which excludes our unamortized debt premium and includes accrued but unpaid cash interest) to us in exchange for newly issued shares of Class A Common Stock, equal to 86% of our outstanding Common Stock as of the closing of the Recapitalization Transactions (after giving effect to the Conversions (as defined below), but before giving effect to this offering and the increase to the share reserve under the Amended Plan (as defined below)) (the “Term Loan Conversion”, and, together with the Debt Exchange Transactions, the “Exchange Transactions”) and our existing stockholders will own the remaining 14% of our outstanding Common Stock as of the closing of the Recapitalization Transactions;

•	this offering;
•	the entry into the Backstop Agreement;
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the conversion, prior to the closing of the Recapitalization Transactions, of each share of Class B common stock, par value $0.001 per share (the “Class B Common Stock”), into one share of Class A Common Stock (the “Conversions”);

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the amendment and restatement of our Twelfth Amended and Restated Certificate of Incorporation to, among other things, eliminate the Class B Common Stock and preferred stock, eliminate supermajority voting requirements and provide for officer exculpation as permitted by Delaware law (the “Amended and Restated Charter”);

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the entry into an investor rights agreement, dated August 20, 2025 (the “Investor Rights Agreement”), by and among us, the Investor Group and certain entities affiliated with Jennifer Hyman that would apply after the closing of the Recapitalization Transactions to set forth certain post-closing governance terms; and

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an amendment and restatement of our Amended and Restated 2021 Incentive Award Plan (the “2021 Plan”) to increase the maximum number of shares of Class A Common Stock authorized for issuance under the 2021 Plan and extend the expiration date of the 2021 Plan (the “Amended Plan”).

Special Meeting of Stockholders
In connection with our entry into the Exchange Agreement, we called a special meeting of stockholders to be held on October 21, 2025 (the “Special Meeting”). We will ask our stockholders to approve, among other proposals, the following proposals at the Special Meeting in order to consummate the Recapitalization Transactions (jointly, the “Required Proposals”):
•	for purposes of complying with Nasdaq Listing Rules, including, but not limited to, Rule 5635(b), the issuance of shares of Class A Common Stock upon the Term Loan Conversion;
•	for purposes of complying with Nasdaq Listing Rules, including, but not limited to, Rules 5635(b) and (d), the issuance of shares of Class A Common Stock pursuant to the Backstop Agreement;
•
for purposes of complying with Nasdaq Listing Rules, including, but not limited to, Rule 5635(c), the amendment and restatement of our 2021 Plan to increase the maximum number of shares of Class A Common Stock authorized for issuance under the 2021 Plan and extend the expiration date of the 2021 Plan; and

•	the Amended and Restated Charter.
Stockholder approval of the aforementioned Required Proposals at the Special Meeting is a condition to the completion of this offering. See “Description of the Rights Offering—Conditions, Amendment, Withdrawal and Termination.” The completion of this offering is a condition to closing of the Recapitalization Transactions, and we expect the Recapitalization Transactions to be consummated within two business days of the closing of this offering.
Corporate Information
We were incorporated as Rent the Runway, Inc. in Delaware on March 3, 2009. Our principal executive offices are located at 10 Jay Street, Brooklyn, New York 11201. Our telephone number is (212) 524-6860. Our website address is www.renttherunway.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

THE OFFERING
The following summary describes the principal terms of this offering, but it is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the terms and conditions of this offering, see “Description of the Rights Offering.”
Subscription Rights
We are distributing, at no charge, to our stockholders transferable subscription rights to purchase up to an aggregate of 3,063,725 shares of our Class A Common Stock.
Distribution Ratio
Each holder of our Common Stock will receive one right for each share of Common Stock owned by that stockholder as of the Record Date.
Basic Subscription Privilege
Each right will entitle its holder to purchase shares of Class A Common Stock on a pro rata basis relative to their ownership interest in us as of the Record Date, at a subscription price of $4.08 per whole share of Class A Common Stock. Rights may only be exercised for a whole number of shares of Class A Common Stock.
As of September 26, 2025, we had outstanding 3,964,092 shares of Class A Common Stock and 155,699 shares of Class B Common Stock. As a result, each right would have entitled its holder to approximately 0.7437 shares of our Class A Common Stock as of such date, which is subject to change as of the Record Date.
See “Risks Relating to the Rights Offering—The subscription price determined for this offering is not necessarily an indication of the fair value of our Class A Common Stock.”
Oversubscription Privilege
Each holder of rights who elects to exercise its basic subscription privilege in full may also subscribe for additional shares of our Class A Common Stock at the same subscription price per share.
Record Date
5:00 p.m., New York City time, on October 6, 2025.
Subscription Period for and Exercise of Rights
The exercise period for the rights will begin on October 7, 2025 and will close at 5:00 p.m., New York City time, on October 21, 2025, unless extended as described herein.
No Revocation
All exercises of rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights unless you are certain that you wish to purchase shares of Class A Common Stock at a subscription price of $4.08 per whole share.
Listing
Our Class A Common Stock is traded on the Nasdaq Global Market under the symbol “RENT.” On September 26, 2025, the last reported sale price of our shares of Class A Common Stock on the Nasdaq was $4.80 per share.

The rights will not be listed for trading on the Nasdaq or any other national securities exchange or nationally recognized trading system.
Transfers and Sales of Rights
The rights are transferable until the Expiration Date. If you are a rights holder, you may transfer your rights through the Subscription Agent. Any rights submitted to the Subscription Agent for sale must be received by the Subscription Agent on or before October 14, 2025, five business days prior to the completion of the subscription period, due to normal settlement procedures. For more information, see “Description of the Rights Offering—Transfers and Sales of Rights.”
Conditions to Completion of the Rights Offering
The completion of this offering is subject to certain conditions, including the approval of the Required Proposals at the Special Meeting. See “Description of the Rights Offering—Conditions, Amendment, Withdrawal and Termination.”
Backstop Commitment
Pursuant to the Backstop Agreement, the Investor Group has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of Class A Common Stock in this offering for cash. The Investor Group will also be entitled to exercise its own subscription rights that it receives pursuant to this offering. The Investor Group will not receive any fee for acting as the backstop purchaser for this offering. See “Description of the Rights Offering—The Backstop Commitment.”
Settlement
We expect to deliver the shares of Class A Common Stock issuable upon exercise of the rights, including rights exercised under the oversubscription privilege, on or about October 24, 2025 through the book-entry facilities of The Depository Trust Company (“DTC”).
We expect to deliver the shares of Class A Common Stock issuable pursuant to the Backstop Agreement, if any, on or about October 28, 2025 through the book-entry facilities of DTC.
Use of Proceeds
We expect that the net proceeds from the sale of Class A Common Stock in this offering and pursuant to the Backstop Agreement will be approximately $11.9 million, after deducting offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes.
Subscription Agent
Broadridge Corporate Issuer Solutions, LLC, as subscription agent and information agent.
Risk Factors
You should carefully consider all of the information contained in this prospectus and the information incorporated by reference herein. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 9 of this prospectus and under “Risk Factors” in our Quarterly Report on Form 10-Q, filed with the SEC on September 12, 2025, which is incorporated by reference herein.

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION
The following summary selected statement of operations data for the years ended January 31, 2025, 2024 and 2023 and the balance sheet data set forth below as of January 31, 2025 and 2024 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 31, 2025, which is incorporated by reference herein. The following summary selected statement of operations data for the six-month periods ended July 31, 2025 and 2024, and the balance sheet data set forth below as of July 31, 2025 are derived from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended July 31, 2025, which is incorporated by reference herein.
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the information set forth herein. Historical financial results are not necessarily indicative of results to be expected in future periods.
The summary selected historical financial information in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes, which are incorporated by reference into this prospectus. We have made rounding adjustments to reach some of the figures included below. Accordingly, numerical figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them.
Summary Selected Statement of Operations Data

	Six months ended July 31,		Year ended January 31,
	2025	2024	2025	2024	2023
(in millions, except share and per share data)	(unaudited)
Revenue:
Subscription and Reserve rental revenue	$131.2	$134.6	$265.5	$264.9	$268.6
Other revenue	19.3	19.3	40.7	33.3	27.8
Total revenue, net	150.5	153.9	306.2	298.2	296.4
Costs and expenses:
Fulfillment	42.9	41.2	82.8	86.0	92.2
Technology	19.4	18.3	35.7	49.1	55.4
Marketing	16.0	16.8	28.2	31.2	35.1
General and administrative	45.3	45.0	86.8	101.6	109.0
Rental product depreciation and revenue share	61.4	51.9	107.5	92.5	84.2
Other depreciation and amortization	5.3	6.6	12.5	14.7	16.4
Restructuring charges	—	0.2	0.2	2.0	2.4
Loss on asset impairment related to restructuring	—	—	—	1.1	5.3
Total costs and expenses	190.3	180.0	353.7	378.2	400.0
Operating loss	(39.8)	(26.1)	(47.5)	(80.0)	(103.6)
Interest income / (expense), net	(13.2)	(11.6)	(24.2)	(33.7)	(36.8)
Other income / (expense), net	0.7	0.2	2.1	0.7	1.5
Net loss before benefit from income tax benefit / (expense)	(52.3)	(37.5)	(69.6)	(113.0)	(138.9)
Income tax benefit / (expense)	(0.2)	(0.1)	(0.3)	(0.2)	0.2
Net loss	$(52.5)	$(37.6)	$(69.9)	$(113.2)	$(138.7)
Net loss per share attributable to common stockholders, basic and diluted	$(13.12)	$(10.18)	$(18.51)	$(33.12)	$(43.17)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,000,887	3,692,025	3,776,633	3,418,382	3,212,746

Summary Selected Balance Sheet Data

	As of July 31,	As of January 31,
	2025	2025	2024
(in millions)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$43.6	$77.4	$84.0
Restricted cash, current	4.7	4.7	5.2
Prepaid expenses and other current assets	15.0	11.8	13.0
Total current assets	63.3	93.9	102.2
Restricted cash	3.9	4.4	4.8
Rental product, net	86.7	73.3	94.0
Fixed assets, net	25.2	28.3	35.7
Intangible assets, net	2.4	2.4	3.4
Operating lease right-of-use assets	30.7	32.1	33.9
Other assets	6.8	5.6	4.5
Total assets	$219.0	$240.0	$278.5
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$9.2	$6.2	$5.8
Accrued expenses and other current liabilities	36.4	20.3	21.7
Deferred revenue	11.5	10.2	10.9
Customer credit liabilities	6.0	6.0	6.3
Operating lease liabilities	5.2	4.7	3.4
Total current liabilities	68.3	47.4	48.1
Long-term debt, net	343.9	333.7	306.7
Operating lease liabilities	38.3	41.0	45.3
Other liabilities	0.6	0.4	0.7
Total liabilities	451.1	422.5	400.8
Additional paid-in capital	943.4	940.5	930.8
Accumulated deficit	(1,175.5)	(1,123.0)	(1,053.1)
Total stockholders’ equity (deficit)	(232.1)	(182.5)	(122.3)
Total liabilities and stockholders’ equity	$219.0	$240.0	$278.5

RISK FACTORS
You should carefully consider the following risk factors, together with other risk factors disclosed in the company’s SEC filings, the risks set forth under “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended July 31, 2025, and all of the other information set forth in this prospectus before deciding to invest in our Class A Common Stock. These risks could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Relating to the Rights Offering
The subscription price determined for this offering is not necessarily an indication of the fair value of our Class A Common Stock.
The subscription price was determined in connection with the negotiation of the Exchange Agreement and the Backstop Agreement and represents a 20% discount to the average volume weighted average price of the Class A Common Stock over the 30-day trading period ending on the trading day immediately preceding the date of the Exchange Agreement. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. As a result, you should not consider the subscription price to be an indication of the fair value of the Class A Common Stock to be offered in this offering.
In addition, each right will entitle its holder to purchase additional shares of Class A Common Stock on a pro rata basis relative to their ownership interest in us as of the Record Date. As of September 26, 2025, we had outstanding 3,964,092 shares of Class A Common Stock and 155,699 shares of Class B Common Stock. As a result, each right would have entitled its holder to approximately 0.7437 shares of our Class A Common Stock as of such date. Because the number of outstanding shares of Class A Common Stock may fluctuate from time to time as a result of ordinary course changes (for example, vesting of incentive equity awards), such entitlement may decrease as of the Record Date.
The Term Loan Conversion will result in significant dilution to our stockholders, and stockholders who do not fully exercise their rights in this offering will have their interest further diluted.
Pursuant to the Exchange Agreement, Lender agreed to contribute approximately $223.1 million (as of the end of our second fiscal quarter ending July 31, 2025, which excludes our unamortized debt premium and includes accrued but unpaid cash interest) in outstanding indebtedness under the Existing Credit Agreement to us in exchange for newly issued shares of Class A Common Stock, equal to 86% of our outstanding Common Stock as of the closing of the Recapitalization Transactions (after giving effect to the Conversions, but before giving effect to this offering and the increased share reserve under the Amended Plan), and our existing stockholders will own the remaining 14% of our outstanding Common Stock as of the closing of the Recapitalization Transactions. As a result, the completion of the Term Loan Conversion will result in significant dilution to our stockholders.
This offering will result in the issuance of an additional 3,063,725 shares of our Class A Common Stock. If you choose not to fully exercise your rights prior to the expiration of this offering, your proportionate voting interest will be reduced and your relative ownership interest in us will be further diluted. Rights holders who do not exercise or sell their rights prior to the Expiration Date will lose any value represented by their rights.
We have entered into the Backstop Agreement with the Investor Group, pursuant to which the Investor Group has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of Class A Common Stock in this offering for cash, such that the gross proceeds of this offering would be $12.5 million. If no rights holders were to exercise their rights in this offering, the transactions contemplated by the Backstop Agreement would result in the issuance of 3,063,725 shares of our Class A Common Stock to the Investor Group, which would increase the Investor Group’s ownership percentage to over 86% of our outstanding Common Stock as of the closing of the Recapitalization Transactions (after giving effect to the Conversions, but before giving effect to the Rights Offering and the increased share reserve under the Amended Plan).
You may not revoke your subscription exercise and could be committed to buying shares of Class A Common Stock above the prevailing market price.
Once you exercise your rights, you may not revoke the exercise. The public trading market price of our Class A Common Stock may decline before the rights expire. If you exercise your rights, you will have committed to buying shares of our Class A Common Stock potentially at a price above the prevailing market price. Additionally, you may be unable to sell your shares of Class A Common Stock at a price equal to or greater than the subscription price you paid for such shares of Class A Common Stock.
We may amend the terms of or terminate this offering at any time prior to the Expiration Date, and neither we nor the Subscription Agent will have any obligation to you except to return your exercise payments.
We may, in our sole discretion, amend the terms of this offering, decide not to continue with this offering or terminate this offering prior to the Expiration Date. If this offering is terminated, the Subscription Agent will return all exercise payments as soon as possible, without interest or deduction.
In addition, our obligation to consummate this offering is conditioned upon, among other things, the stockholder approval at the Special Meeting of the Required Proposals. See “Description of the Rights Offering—Conditions, Amendment, Withdrawal and Termination.”
You must act promptly and follow instructions carefully if you want to exercise your rights.
Eligible participants and, if applicable, brokers, banks or other nominees acting on their behalf, who desire to purchase Class A Common Stock in this offering must act promptly to ensure that all required rights certificates are actually received prior to the Expiration Date and that all payments are actually received prior to the payment deadline by the Subscription Agent. The time period to exercise rights is limited. If you or your broker fails to complete and sign the required rights certificates, sends an incorrect payment amount or otherwise fails to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it only to the extent of the payment received. Neither we nor the Subscription Agent will correct, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker, bank or other nominee holds rights on your behalf. We have the sole discretion to determine whether an exercise properly follows the procedures that apply to the exercise of your rights.
You will only be able to transfer your rights for a short period of time.
The rights are transferable until 5:00 p.m., New York City time, on October 21, 2025, unless extended as described herein. It can take up to five business days for: (i) the transfer instructions to be received and processed by the Subscription Agent; (ii) a new rights certificate to be issued and transmitted to the transferee(s) with respect to transferred rights and to the transferor with respect to retained rights, if any; and (iii) the rights evidenced by such new rights certificate to be exercised or sold by the recipients thereof. If you fail to transfer your rights in enough time to allow for the transfer process to be completed, you will not be able to transfer your rights. Neither we nor the Subscription Agent shall have any liability to a transferee or transferor of rights if rights certificates are not received in time for exercise prior to the Expiration Date (or, if this offering is extended, the extended Expiration Date). For more information, see “Description of the Rights Offering—Transfers and Sales of Rights.”
No prior market exists for the rights, and a liquid and reliable market for the rights may not develop.
The rights are a new issue of securities with no established trading market. Unless indicated otherwise, the rights are transferable until 5:00 p.m., New York City time, on October 21, 2025. Unless exercised, the rights will cease to have any value following the Expiration Date. We are not responsible if you elect to sell your rights and no public or private market exists to facilitate the purchase of rights prior to the Expiration Date. In such event, the rights will no longer be exercisable or transferable.
Significant sales of rights and our Class A Common Stock, or the perception that significant sales may occur in the future, could adversely affect the market price for the rights and our Class A Common Stock.
The sale of substantial amounts of the subscription rights and our Class A Common Stock could adversely affect the price of these securities. Sales of substantial amounts of our rights and our Class A Common Stock in the public market, and the availability of shares of our Class A Common Stock for future sale, including 3,063,725 shares of our Class A Common Stock to be issued in this offering, could cause the market price of our Class A Common Stock to remain low for a substantial amount of time. If a significant percentage of such available shares of Class A Common Stock and rights were attempted to be sold within a short period of time, the market for shares of our Class A Common Stock and the rights would be adversely affected. Even if a substantial number of sales do not occur within a short period of time, the mere perception that such sales would occur could have a negative impact on the market for our Class A Common Stock and the rights and our ability to raise additional capital. Pursuant to the Investor Rights Agreement, which takes effect upon the closing of the

Recapitalization Transactions, we will be required to prepare and file with the SEC within 20 days of such closing, a shelf registration statement registering the resale of Class A Common Stock held by Ms. Hyman and the Investor Group. Any disposition by Ms. Hyman or the Investor Group, or any of our substantial stockholders, of our Class A Common Stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices of our Class A Common Stock.
Because management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.
We currently anticipate that we will use the net proceeds of this offering for general corporate purposes. Our management may allocate the proceeds for these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.
Risks Relating to the Recapitalization Transactions Generally
If our stockholders fail to approve the Required Proposals at the Special Meeting to consummate the Recapitalization Transactions, the Exchange Agreement will be terminated in accordance with its terms, we will not be able to enter into the New Credit Agreement, and we may default on our Existing Credit Agreement, which would have a material adverse effect on our business, financial condition and results of operations and our ability to continue to operate as a going concern.
We have incurred a substantial amount of indebtedness to fund our operations, which requires significant interest payments. As of July 31, 2025, we had $323.1 million (which excludes our unamortized debt premium and includes accrued but unpaid cash interest) in outstanding long-term indebtedness under our Existing Credit Agreement that will mature in October 2026. We do not expect that our business will generate sufficient cash flow from operations to repay our indebtedness upon maturity or make other scheduled payments. Further, we are required to comply with various covenants under our Existing Credit Agreement, which we have amended from time to time with the cooperation of Lender to ensure our continued compliance with such covenants. Any failure to repay our indebtedness, make scheduled payments or comply with the covenants under our Existing Credit Agreement would constitute an event of default.
We entered into the Exchange Agreement to enhance our financial position and financial flexibility by significantly reducing our existing indebtedness, improving our borrowing rate and extending the maturity of our remaining indebtedness. If our stockholders fail to approve the Required Proposals to consummate the Recapitalization Transactions, we will not be able to enter into the New Credit Agreement, our ability to continue as a going concern will be impaired, and we may default under our Existing Credit Agreement. A default would allow the Agent to accelerate repayment of all obligations under the Existing Credit Agreement and foreclose its liens against substantially all of our assets and take possession and sell such assets to reduce any such obligations. As a result, a default would have a material adverse effect on our business, financial condition and results of operations and our ability to operate as a going concern, and we would likely be unable to avoid filing for bankruptcy protection or have an involuntary bankruptcy case filed against us. Further, if the Recapitalization Transactions are not completed, our currently outstanding debt obligations will mature on October 29, 2026, and as of October 29, 2025, these outstanding debt obligations would be classified as a current liability and we may be unable to continue as a going concern, which could have a material adverse effect on our business, financial condition and results of operations.
If the Required Proposals are approved, we will issue a significant number of shares of Class A Common Stock pursuant to the Term Loan Conversion, the Rights Offering and the Backstop Agreement, which will result in immediate and substantial dilution to our stockholders.
Pursuant to the Exchange Agreement, Lender would (a) exchange $100.0 million of existing outstanding indebtedness owing by the Company to Lender under the Existing Credit Agreement on a dollar-for-dollar and cashless basis for new term loans under the New Credit Agreement and (b) contribute all remaining indebtedness owing to Lender under the Existing Credit Agreement (approximately $223.1 million as of the end of our second fiscal quarter ending July 31, 2025) to the Company in exchange for newly issued shares of Class A Common

Stock, equal to 86% of the number of shares of our total outstanding common stock as of the closing of the Recapitalization Transactions and our existing stockholders will own the remaining 14% of our outstanding Common Stock as of the closing of the Recapitalization Transactions (in each case, after giving effect to the Conversions, but before giving effect to the Rights Offering and the share reserve under the Amended Plan). Therefore, if our stockholders vote to approve the Required Proposals, they will experience immediate and substantial dilution upon the consummation of the Recapitalization Transactions.
Additionally, under the Exchange Agreement, we agreed to prepare and file with the SEC a registration statement on Form S-1 in connection with a $12.5 million rights offering and entered into the Backstop Agreement, which permits the Investor Group to purchase all unsubscribed shares of the Class A Common Stock to be issued in connection with the Rights Offering at a price of $4.08 per share. If the Required Proposals are approved, we will issue all of the unsubscribed shares of Class A Common Stock offered in the Rights Offering to the Investor Group, and our stockholders could experience further significant and immediate dilution. In the event the Recapitalization Transactions close, as a result of Lender’s substantial ownership of our capital stock, Lender may be able to control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or our assets. This concentration of ownership may limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Common Stock.
Following the consummation of the Recapitalization Transactions, we may in the future elect to take advantage of all or part of the “controlled company” exemption to certain of the corporate governance rules for Nasdaq-listed companies, which, if we make such election, could then make our Class A Common Stock less attractive to some investors or otherwise adversely affect our stock price.
If the Recapitalization Transactions are consummated, Lender may control a majority of the voting power of our Common Stock, and in the future, Lender, potentially with other parties, may together control a majority of the voting power of our Common Stock, and in that circumstance, we would qualify as a controlled company within the meaning of the listing rules of the Nasdaq Global Market. Although there currently is not an intention to take advantage of this exemption, if we are in a position to do so in the future, and elect to do so, we would not be required to have a majority of our directors be independent, nor would we be required to have a compensation committee or an independent board nominating function. As a result, if the Recapitalization Transactions are consummated, we could then have the ability to elect in the future not to have a majority of our directors be independent or not to have a compensation committee or nominating and corporate governance committee comprised of independent directors. If that were to occur, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for Nasdaq-listed companies. Therefore, if we were to elect to become a controlled company, our Class A Common Stock may be less attractive to some investors or such status may otherwise adversely affect our stock price.
We will enter into the New Credit Agreement if the Required Proposals are approved, which includes covenants that could restrict our operations or our ability to pursue growth strategies and initiatives, and failure to comply with these covenants could have a material adverse effect on our business, financial condition and results of operations.
If the Required Proposals are approved, we will enter into the New Credit Agreement upon the consummation of the Recapitalization Transactions. The New Credit Agreement will amend and restate the Existing Credit Agreement and contain negative covenants that limit our ability to, among other things, incur additional indebtedness, pay dividends, redeem stock or make other distributions, amend our material agreements, make investments, incur liens, make negative pledges, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, and enter into certain transactions with affiliates. Our obligation to comply with such covenants could decrease our operating flexibility and our ability to achieve our operating objectives, which could have an adverse effect on our business, financial condition and results of operations.
Further, in the past we have sought waivers and/or concessions from Lender to ensure our continued compliance with certain covenants under our Existing Credit Agreement, and we may in the future be unable to comply with the covenants under the New Credit Agreement. If we were unable to comply with our covenants and successfully negotiate with the Investor Group for a waiver or modification of such covenants under the New Credit Agreement, Agent would have the right to accelerate repayment of all outstanding obligations, which would immediately become due and payable, and exercise all other rights and remedies available under the New Credit Agreement. While Lender has previously granted waivers or entered into amendments to the Existing Credit Agreement to avoid certain events of default, there can be no assurance that the Investor Group will be willing to do so in the future. In addition, the rights of the Investor Group under the New Credit Agreement are transferable and assignable, and any transferee may not be willing to grant such waivers or enter into such amendments, or have interests that align with us and our stockholders. Therefore, any failure to comply with our covenants and negotiate with the Investor Group could have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “aims,” “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus and the documents incorporated by reference include, but are not limited to, statements regarding our ability to complete this offering and the Recapitalization Transactions on the anticipated terms, or at all; the timing of completion and the anticipated benefits of this offering and the Recapitalization Transactions; the ability to exercise the oversubscription privilege; and the ability to transfer and sell rights prior to the Expiration Date.
The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors described under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended July 31, 2025, and those identified under “Risk Factors” beginning on page 9 of this prospectus. The forward-looking statements in this prospectus are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
We expect that the net proceeds from the sale of Class A Common Stock in this offering and pursuant to the Backstop Agreement will be approximately $11.9 million, after deducting offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes.
Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. See “Risk Factors.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2025:
•	on an actual basis;
•
on an adjusted basis to reflect the sale by us of 3,063,725 shares of Class A Common Stock, par value $0.001 per share, at the subscription price of $4.08 per share, after deducting offering expenses payable by us.

•
on a further adjusted basis to reflect the completion of the Recapitalization Transactions. We are still in the process of analyzing the accounting for the Recapitalization Transactions. As such, adjustments exclude any impact of gains/losses that may be recognized as a result of this transaction being accounted for as a troubled debt restructuring, transaction costs, and certain compensation arrangements. For those amounts that we have an estimated range, we have disclosed that information below. Any gain or loss recognized as a result of a troubled debt restructuring would impact the amounts reflected below within additional paid-in capital and accumulated deficit. In addition, the amount of long-term debt presented for the Exchange Consideration Term Loans may differ based on the application of troubled debt restructuring accounting.

This table should be read together with our Quarterly Report on Form 10-Q for the period ended July 31, 2025, our Annual Report on Form 10-K for the year ended January 31, 2025, the financial statements included therein, the related notes thereto and the other financial data appearing elsewhere or incorporated by reference in this prospectus. The actual amount of indebtedness that will be exchanged at the closing of the Recapitalization Transactions will be higher as a result of interest that accrues under the Existing Credit Agreement during the period between July 31, 2025, and the closing date of the Recapitalization Transactions.

	As of July 31, 2025
(in millions, except share and per share data, unaudited)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents(1)(2)(3)	$43.6	$55.5	$72.7
Debt:
Current liabilities(2)(8)	$68.3	$68.3	$64.3
Long-term debt, net:
Existing Credit Agreement	343.9	343.9	—
New Credit Agreement(2)	—	—	120.0
Other liabilities(4)	38.9	38.9	38.9
Total debt	$451.1	$451.1	$223.2
Stockholders’ deficit:
Class A Common Stock, par value $0.001 per share, 300,000,000 shares authorized, 3,899,124 shares issued and outstanding, actual; 300,000,000 shares authorized, 6,962,849 shares issued and outstanding, as adjusted; 300,000,000 shares authorized, 34,589,979 shares issued and outstanding, as further adjusted(5)(6)	—	—	—
Class B Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 155,634 shares issued and outstanding, actual; 50,000,000 shares authorized, 155,634 shares issued and outstanding, as adjusted; no shares authorized, no shares issued and outstanding, as further adjusted	—	—	—
Preferred stock, par value $0.001 per share, 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted; no shares authorized, no shares issued and outstanding, as further adjusted	—	—	—
Additional paid-in capital(5)(6)(7)	943.4	955.9	1,203.8
Accumulated deficit(2)(7)	(1,175.5)	(1,176.1)	(1,176.1)
Total stockholders’ deficit	$(232.1)	$(220.2)	$27.7
Total capitalization	$219.0	$230.9	$250.9

(1)	Cash and cash equivalents exclude restricted cash of $4.7 million and prepaid expenses and other current assets of $15.0 million as of July 31, 2025.
(2)
“As Further Adjusted” includes $20.0 million from New Money Term Loans and the impact of a $4.0 million reduction of accrued interest associated with the Existing Credit Agreement within Current Liabilities but excludes accrued and unpaid transaction costs after July 31, 2025 related to the Recapitalization Transactions. The accrued and unpaid transaction costs are estimated to range from $4.0 to $8.0 million and would further reduce cash and increase shareholders’ deficit.

(3)
“As Further Adjusted” in cash and cash equivalents includes an estimate of $2.8 million related to the first payment, or 25%, under the Transaction Bonus Plan, which is described in the Proxy Statement dated September 29, 2025 that is incorporated by reference. Vesting terms of such bonuses vary from the payment schedule with this initial 25% payment vesting over four years, subject to acceleration if certain events occur as further described in the Proxy Statement dated September 29, 2025. Further, these bonuses are subject to repayment if an executive officer terminates their employment prior to vesting of that portion of the bonus. For that reason, we have assumed that all officers eligible under the Transaction Bonus Plan received the 25% bonus payment at the closing and nothing had vested as of payment date.

(4)	Consists of operating lease liabilities of $38.3 million and other liabilities of $0.6 million as of July 31, 2025.
(5)	“As Further Adjusted” in additional paid-in capital includes $12.5 million from the sale by us of 3,063,725 shares of Class A Common Stock related to this offering.
(6)
“As Further Adjusted” includes the “As Adjusted” additional paid-in capital, the settlement of the outstanding indebtedness under the Existing Credit Agreement, after the issuance of the $100.0 million in Exchange Consideration Term Loans, and a $4.0 million reduction of accrued interest associated with the Existing Credit Agreement. Shares issued and outstanding, as further adjusted, include the total of (i) “As Adjusted” Class A Common Stock outstanding, (ii) Class B Common Stock converted on a one-for-one basis to Class A Common Stock, and (iii) the Class A Common Stock issued in the Recapitalization Transactions. The Exchange Agreement calculates the Exchange Stock as 86% of the total Class A Common Stock outstanding on a “Fully Diluted Basis”, after giving effect to the conversion of Class B Common Stock converted to the Class A Common Stock but before giving effect to this offering. “Fully Diluted Basis” is defined in the Exchange Agreement to include (i) Company options outstanding, (ii) Company RSUs outstanding, (iii) Company common stock reserved for issuance under the Company equity plans, and (iv) Class A Common Stock warrants outstanding. The Exchange Stock has been calculated based on the fully diluted shares outstanding as of August 20, 2025.

(7)
Amounts exclude impact from changes due to the Plan Amendment, which is described in the Proxy Statement dated September 29, 2025 that is incorporated by reference. Changes due to the Plan Amendment may result in an increase to the Class A Common Stock issued and outstanding, additional paid-in capital, and accumulated deficit.

(8)
“As Further Adjusted” current liabilities exclude approximately $1.5 million for a directors’ and officers’ tail insurance policy incurred after July 31, 2025, which is part of the Recapitalization Transactions.

DILUTION
If you do not exercise your rights to subscribe for Class A Common Stock in the Rights Offering, your ownership interest will be diluted. In addition, if you exercise your rights to subscribe for shares of Class A Common Stock in the Rights Offering, your ownership interest will be accreted or diluted immediately to the extent of the difference between the subscription price per share of Class A Common Stock and the adjusted net tangible book value per share of Class A Common Stock after the Rights Offering.
Our net tangible book value as of July 31, 2025, was approximately $(265.1) million, or approximately $(65.38) per share. Net tangible book value is calculated using exact amounts, and there may be differences from amounts reported in our quarterly filings due to rounding. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets (excluding right of use assets) and dividing the difference by the number of shares of Common Stock deemed to be outstanding immediately prior to the Rights Offering.
Dilution per share to purchasers in the Rights Offering represents the difference between the amount per share paid by purchasers for our Class A Common Stock in the Rights Offering and the further adjusted net tangible book value per share of our Common Stock immediately following the completion of the Recapitalization Transactions.
After giving effect to the sale of 3,063,725 shares of Common Stock upon exercise of subscription rights offered by this prospectus at the public offering price of $4.08 per share, after deducting the estimated fees, commissions and our estimated offering expenses, our as adjusted net tangible book value as of July 31, 2025, would have been approximately $(253.3) million or approximately $(35.58) per share, utilizing the “As Further Adjusted” common stock outstanding included in the Capitalization section. In addition, after giving further effect to the completion of the Recapitalization Transactions, our as further adjusted net tangible book value as of July 31, 2025 would have been approximately $(8.2) million or approximately $(0.24) per share, utilizing the “As Further Adjusted” common stock outstanding included in the Capitalization section. This represents an immediate increase in net tangible book value of approximately $65.15 per share to our existing stockholders and an immediate increase in net tangible book value of approximately $35.34 per share to purchasers of our common stock in the Rights Offering, as illustrated by the following table:

Subscription price for one share of Common Stock	$4.08
Net tangible book value per share as of July 31, 2025	$(65.38)
As adjusted net tangible book value per share as of July 31, 2025	$(35.58)
As further adjusted net tangible book value per share as of July 31, 2025	$(0.24)
Increase in net tangible book value per share after giving effect to the completion of the Recapitalization Transactions	$65.15
Increase in net tangible book value per share to purchasers in the Rights Offering	$35.34

The discussion of accretion and dilution, and the table quantifying it, assume no exercise of any outstanding options or other potentially dilutive securities. The exercise of potentially dilutive securities having an exercise price less than the offering price would decrease the accretive effect to purchasers in the Rights Offering.

DESCRIPTION OF THE RIGHTS OFFERING
General
We are distributing, at no charge, to the holders of our Common Stock transferable subscription rights to purchase up to an aggregate of 3,063,725 shares of our Class A Common Stock at a subscription price of $4.08 per share. The offering will commence on October 7, 2025. We are offering to each of our stockholders one right for each share of Common Stock owned by that stockholder as of 5:00 p.m., New York City time, on October 6, 2025 (the “Record Date”). Each right will entitle its holder to purchase additional shares of Class A Common Stock on a pro rata basis relative to their ownership interest in us as of the Record Date. As of September 26, 2025, we had outstanding 3,964,092 shares of Class A Common Stock and 155,699 shares of Class B Common Stock. As a result, each right would have entitled its holder to approximately 0.7437 shares of our Class A Common Stock as of such date, which is subject to change as of the Record Date. See “Risks Relating to the Rights Offering—The subscription price determined for this offering is not necessarily an indication of the fair value of our Class A Common Stock.”
The subscription rights will be evidenced by transferable rights certificates.
Rights holders who fully exercise their rights will be entitled to subscribe for additional shares of our Class A Common Stock to the extent that other rights holders do not exercise their rights in full (the “oversubscription privilege”), subject to certain limitations described herein. The oversubscription privilege allows a rights holder to subscribe for additional shares of our Class A Common Stock at the subscription price. If a sufficient number of shares of our Class A Common Stock is unavailable to fully satisfy the oversubscription privilege requests, the available shares of Class A Common Stock will be sold pro rata among rights holders who exercised their oversubscription privilege based on the number of shares of Class A Common Stock each rights holder subscribed for under the basic subscription privilege.
Reasons for the Rights Offering
This offering is being made to raise capital to provide us with additional liquidity in connection with the Recapitalization Transactions. The completion of this offering is a condition to closing of the Recapitalization Transactions, and we expect the Recapitalization Transactions to be consummated within two business days of the closing of this offering. See “Summary—Recent Developments—The Recapitalization Transactions” and “Use of Proceeds.”
Certain Important Dates
The following table sets forth certain important dates applicable to this offering and the rights.

Event	Calendar Date	Significance
Record Date	5:00 p.m., New York City time, on October 6, 2025.
Only holders of record of our Common Stock as of the close of business on this date, as determined by the Subscription Agent based on the book-entry facilities of DTC and the register maintained by Equiniti in its capacity as our transfer agent, will be entitled to receive rights.

Subscription Period Commences	October 7, 2025.	Holders of rights may begin to subscribe for new shares of Class A Common Stock.

Last Day to Transfer Rights	October 21, 2025.	Holders of rights who wish to transfer or sell their rights must do so on or prior to this date.

Expiration Date; Subscription Period Ends	5:00 p.m., New York City time, on October 21, 2025.	Deadline to exercise outstanding rights and to request additional new shares of Class A Common Stock under the oversubscription privilege.

Event	Calendar Date	Significance
Holders of rights may no longer subscribe for new shares of Class A Common Stock after this time.

Sales of shares of Class A Common Stock that are unsubscribed in this offering (if any) are expected to be purchased by the Investor Group.
Settlement of Rights Offering	October 24, 2025.	We expect to deliver the new shares of Class A Common Stock issued in respect of the rights through the book-entry facilities of DTC.

Settlement of Backstop Commitment	October 28, 2025.	We expect to deliver the new shares of Class A Common Stock issued pursuant to the Backstop Agreement through the book-entry facilities of DTC.

Closing of the Recapitalization Transactions	October 28, 2025.	We expect the Recapitalization Transactions to be consummated within two business days of the closing of this offering.

The Backstop Commitment
Pursuant to the Backstop Agreement, the Investor Group has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of Class A Common Stock in this offering for cash. The Investor Group will be entitled to exercise its own subscription rights that it receives pursuant to this offering, and it will not receive any fee for acting as the backstop purchaser for this offering.
The Investor Group’s obligation to purchase shares of Class A Common Stock pursuant to the Backstop Agreement is subject to customary closing conditions, including that (i) the company shall comply with its obligations under the Backstop Agreement in all material respects, (ii) the representations and warranties of the company set forth in the Backstop Agreement shall be true and correct as of the date of the Backstop Agreement and upon the closing of the purchase of shares pursuant to the Backstop Agreement, and any failure of any such representations and warranties to be so true and correct has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Backstop Agreement); (iii) to the extent required by the rules of the Nasdaq Global Market, the company shall have obtained any required stockholder approval; (iv) consummation of this offering and delivery of a subscription notice to the Investor Group; (v) to the extent required by the rules of the Nasdaq Global Market, stockholder approval of the Backstop Agreement and the issuance of shares pursuant the Backstop Agreement in compliance with Nasdaq Rule 5635; and (vi) consummation of the Exchange Transactions.
The Backstop Agreement may be terminated (i) automatically without any action by or on behalf of any party if the Exchange Agreement is validly terminated in accordance with its terms or (ii) upon the parties’ mutual written consent.
Any shares of Class A Common Stock purchased by the Investor Group pursuant to the Backstop Agreement will be issued in a private placement transaction, exempt from the registration requirements of the Securities Act and, accordingly, will be restricted securities.
Subscription Price
The subscription price is $4.08 per whole share of Class A Common Stock, which represents a 20% discount to the average volume weighted average price of Class A Common Stock over the 30-day trading period ending on the trading day immediately preceding the date of the Exchange Agreement.
The subscription price per share for this offering was determined by the Board, acting upon the unanimous recommendation of the Finance Committee. This price was determined in connection with the negotiation of the Exchange Agreement.

The subscription price does not necessarily bear any relationship to the book value of our assets, cash flows, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the Class A Common Stock to be offered in this offering. On and after the date of this prospectus, our Class A Common Stock may trade at prices above or below the subscription price.
Conditions, Amendment, Withdrawal and Termination
Our obligation to consummate this offering is conditioned upon, among other things, the stockholder approval at the Special Meeting of the Required Proposals.
We may terminate, amend or modify this offering, in whole or in part, at any time before completion of this offering. If we make any fundamental change to the terms of this offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the registration statement of which this prospectus forms a part and offer subscribers the opportunity to cancel their subscriptions. In such event, we will issue subscription refunds to each stockholder that subscribed for shares in this offering and recirculate an amended prospectus after the post-effective amendment is declared effective with the SEC. If we extend the Expiration Date in connection with any post-effective amendment, we will allow holders of rights a reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the amended prospectus that will form a part of the post-effective amendment. In such event, we will issue a press release announcing the changes to this offering and the new offering Expiration Date. The terms and conditions of this offering will not be modified or amended after the Expiration Date.
In addition, we reserve the right to withdraw and terminate this offering at any time for any reason. We also may terminate this offering at any time before its completion if our Board decides to do so in its sole discretion. If we terminate this offering, we will issue a press release notifying stockholders of the termination.
If any condition to the completion of this offering does not occur, or if this offering is terminated, in whole or in part, all affected rights will expire without value and all subscription payments received by the Subscription Agent will be returned promptly, without interest or deduction. See also “—Termination Rights.”
Effect of Rights Offering on Existing Stockholders
The ownership interests and voting interests of the existing stockholders who do not exercise their basic subscription rights will be diluted. See “Risk Factors.”
Subscription Rights
The rights entitle holders to a basic subscription privilege and an oversubscription privilege.
Basic Subscription Privilege
The rights will entitle the holder thereof to a basic subscription privilege. The basic subscription privilege entitles you to purchase additional shares of Class A Common Stock on a pro rata basis relative to your ownership interest in us as of the Record Date, upon delivery of the required documents and payment of the subscription price of $4.08 per whole share. As of September 26, 2025, we had outstanding 3,964,092 shares of Class A Common Stock and 155,699 shares of Class B Common Stock. As a result, each right would have entitled you to approximately 0.7437 shares of our Class A Common Stock as of such date, which is subject to change as of the Record Date. See “Risks Relating to the Rights Offering—The subscription price determined for this offering is not necessarily an indication of the fair value of our Class A Common Stock.”
You are not required to exercise your basic subscription privilege, in full or in part, unless you wish to also purchase shares of Class A Common Stock under your oversubscription privilege described below, in which case you are required to exercise your basic subscription privilege in full. We will deliver any shares of Class A Common Stock that you purchase pursuant to the basic subscription privilege as soon as practicable after the Expiration Date. All shares that are purchased in this offering will be issued in uncertificated, book-entry form, which means that you will receive a direct registration account statement from our transfer agent reflecting ownership of such shares if you are a holder of record. If you hold your shares in the name of a bank, broker, dealer or other nominee, DTC will credit your nominee with the shares you purchased in this offering.

Oversubscription Privilege
In addition to your basic subscription privilege, you may subscribe for additional shares of our Class A Common Stock upon delivery of the required documents and payment of the subscription price of $4.08 per whole share before the Expiration Date. You may only exercise your oversubscription privilege if you exercised your basic subscription privilege in full, including payment of the subscription price therefor, and other holders of rights do not exercise their basic subscription privilege in full. We will deliver any shares of Class A Common Stock that you purchase pursuant to the oversubscription privilege as soon as practicable after the Expiration Date.
Pro Rata Allocation
If there are not enough shares of our Class A Common Stock to satisfy all subscriptions made under the oversubscription privilege, we will allocate the remaining shares of our Class A Common Stock pro rata, after eliminating all fractional shares, among those oversubscribing rights holders. “Pro rata” means in proportion to the number of shares of our Class A Common Stock that you and the other rights holders have purchased by exercising your basic subscription privilege. If there is a pro rata allocation of the remaining shares of our Class A Common Stock and you receive an allocation of a greater number of shares of Class A Common Stock than you subscribed for under your oversubscription privilege, we will allocate to you only the number of shares of Class A Common Stock for which you subscribed. We will allocate the remaining shares of Class A Common Stock among all other holders exercising their oversubscription privileges.
The Investor Group will not be allocated any shares of Class A Common Stock pursuant to the Backstop Agreement until all of the rights holders exercising their oversubscription privileges, which could include the Investor Group, have been allocated the number of additional shares of Class A Common Stock for which they oversubscribed.
Full Exercise of Basic Subscription Privilege
You may exercise your oversubscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription rights held by you in the same capacity. For example, suppose that you were granted rights for shares of our Common Stock that you own individually and shares of our Common Stock that you own collectively with your spouse. If you wish to exercise your oversubscription privilege with respect to the rights you own individually, but not with respect to the rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights. You do not have to subscribe for any shares of Class A Common Stock under the rights owned collectively with your spouse to exercise your individual oversubscription privilege.
When you complete the portion of your rights certificate to exercise your oversubscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our Common Stock that you hold in that capacity. You must exercise your oversubscription privilege at the same time you exercise your basic subscription privilege in full.
Return of Excess Payment
If you exercised your oversubscription privilege and are allocated less than all of the shares of our Class A Common Stock for which you wished to subscribe, your excess payment for shares of Class A Common Stock that were not allocated to you will be returned to you via check, without interest or deduction, as soon as practicable after the Expiration Date. We will deliver or cause the transfer agent to deliver any shares that you purchase as soon as practicable after the Expiration Date and after all pro rata allocations and adjustments have been completed.
Method of Subscription
The rights are evidenced by rights certificates, which may be physical certificates but will more likely be electronic certificates issued through the facilities of DTC. Except as described below under “—Non-U.S. Stockholders,” the rights certificates will be mailed to stockholders as of the Record Date or, if such stockholders’ shares of Common Stock are held by a depository or nominee on his, her or its behalf, to such depository or nominee. Rights may be exercised by completing and signing the rights certificate that accompanies this prospectus together with any required signature guarantees and mailing it in the envelope provided, or otherwise delivering the completed and duly executed rights certificate to the Subscription Agent, together with payment in full for the shares of Class A Common Stock at the subscription price by the Expiration Date and any other supplemental documentation requested, unless delivery of the rights certificate is effected pursuant to the guaranteed delivery procedures.
Completed rights certificates and related payments must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on or before the Expiration Date, at the offices of the Subscription Agent at the address set forth below, unless delivery of the rights certificate is effected pursuant to the guaranteed delivery procedures described below.
Method of Payment
A participating rights holder may send the rights certificate together with payment for the shares of Class A Common Stock subscribed for in this offering to the Subscription Agent based on the subscription price of $4.08 per whole share. Except as described below under “Guaranteed Delivery Procedures,” to be accepted, the payment, together with a properly completed and executed rights certificate, must be received by the Subscription Agent at one of the Subscription Agent’s offices set forth below (see “—Delivery of Subscription Materials and Payment”), at or prior to 5:00 p.m., New York City time, on the Expiration Date. Do not send rights certificates, notices of guaranteed delivery or payments to us.
All payments by a participating rights holder must be in U.S. dollars only by wire transfer in immediately available funds to “Broadridge Corporate Issuer Solutions, LLC” with reference to the rights holder’s name, or by certified bank or cashier’s check drawn upon a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC.” See “—Delivery of Subscription Materials and Payment” for more information on payment methods for the Class A Common Stock. The Subscription Agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares of Class A Common Stock.
The method of delivery of rights certificates and payment of the subscription price will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by traceable or overnight mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date.
Whichever of the methods described above is used, issuance of the shares of Class A Common Stock purchased is subject to collection of checks and actual payment.
If a participating rights holder who subscribes for shares of Class A Common Stock does not make payment of any amounts due by the Expiration Date, the Subscription Agent reserves the right to take any or all of the following actions: (i) reallocate the shares of Class A Common Stock to other participating rights holders; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares of Class A Common Stock which could be acquired by such participating rights holder upon exercise of the right; and (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed shares of Class A Common Stock.
All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, and such determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The Subscription Agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or incur any liability for failure to give such notification.
Participating rights holders will have no right to revoke their subscription after the Subscription Agent’s receipt of their payment for shares of Class A Common Stock.

Missing or Incomplete Information
If you hold your shares of Common Stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the Expiration Date that we have established for this offering. If you send a payment that is insufficient to purchase the number of shares of Class A Common Stock you requested, or if the number of shares of Class A Common Stock you requested is not specified in the forms, the payment received will be applied to exercise your rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares of Class A Common Stock under the oversubscription privilege and the elimination of fractional shares of Class A Common Stock. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable following the Expiration Date.
If you fail to complete and sign the rights certificate or otherwise fail to follow the subscription procedures that apply to the exercise of your rights before the Expiration Date, the Subscription Agent will reject your subscription or accept it to the extent of the payment received. Neither we nor the Subscription Agent undertake any responsibility or action to contact you concerning an incomplete or incorrect subscription form, nor are we under any obligation to correct such forms. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.
Expiration of the Rights Offering and Extensions, Amendments and Termination
You may exercise your rights at any time before 5:00 p.m., New York City time, on October 21, 2025, the Expiration Date for this offering. We may, in our sole discretion, extend the time available for exercising the rights. If the commencement of this offering is delayed for a period of time, the Expiration Date of this offering will be similarly extended.
We will extend the duration of this offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our Class A Common Stock warrant an extension or if we decide to give investors more time to exercise their rights in this offering, although we do not presently intend to do so. We may extend the Expiration Date by giving oral or written notice to the Subscription Agent and the information agent on or before the scheduled Expiration Date. If we elect to extend the Expiration Date, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Date.
We reserve the right, in our sole discretion, to amend or modify the terms of this offering.
If you do not exercise your rights before the Expiration Date, your unexercised rights will be null and void and will have no value. We will not be obligated to honor your exercise of rights if the Subscription Agent receives the documents relating to your exercise after the Expiration Date, regardless of when you transmitted the documents, except if you have timely transmitted the documents under the guaranteed delivery procedures described below.
Termination Rights
Our Board may terminate this offering, in whole or in part, in its sole discretion at any time for any reason. If we terminate this offering, any funds you paid to the Subscription Agent will be promptly refunded via check, without interest or deduction.
Instructions for Completing Your Rights Certificate
You should read and follow the instructions accompanying the rights certificates carefully.
You are responsible for the method of delivery of your rights certificates with your subscription price payment to the Subscription Agent. If you send your rights certificates and subscription price payment by mail, we recommend that you send them by traceable or overnight mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the Subscription Agent prior to the Expiration Date.
Delivery of Subscription Materials and Payment
The Subscription Agent for this offering is Broadridge Corporate Issuer Solutions, LLC. You should deliver your rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the Subscription Agent by one of the methods described below:

By Mail	By Overnight Carrier
Broadridge Corporate Issuer Solutions, LLC	Broadridge Corporate Issuer Solutions, LLC
Attention: BCIS Re-Organization Dept.	Attention: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, New York 11717-0693	Edgewood, New York 11717

Your delivery to an address or by any method other than as set forth above will not constitute valid delivery, and we may not honor the exercise of your rights. In considering which method of delivery to use, holders of rights should take into consideration the amount of time remaining in this offering, as well as any guaranteed delivery procedures, to ensure that materials are delivered prior to the Expiration Date.
Payments must be made in full in U.S. currency by:
•	certified bank or cashier’s check drawn on a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC, as Subscription Agent for Rent the Runway, Inc.”; or
•	wire transfer or transfer of immediately available funds to the account maintained by the Subscription Agent (see the rights certificate for the wire instructions).
Payment received after 5:00 p.m., New York City time, on the Expiration Date will not be honored, and, in such event, the Subscription Agent will return your payment to you, without interest, as soon as practicable. If you hold your shares of Common Stock in street name, please contact your bank, broker or nominee for instructions on how to participate in this offering.
Questions About Exercising Subscription Rights
If you have any questions or require assistance regarding the method of exercising your rights or requests for additional copies of this document, you should contact the Subscription Agent, Broadridge Corporate Issuer Solutions, LLC, at 888-789-8409 or by e-mail at shareholder@broadridge.com.
Calculation of Rights Exercised
If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price payment for the number of rights that you indicate are being exercised, (i) the Subscription Agent will have the right to reject and return your subscription for correction or (ii) you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the Subscription Agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your oversubscription privilege to purchase the maximum number of shares of our Class A Common Stock with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of our Class A Common Stock, we or the Subscription Agent will return the excess amount to you via check, without interest or deduction, as soon as practicable after the Expiration Date.
Regulatory Limitation
We will not be required to issue to you shares of our Class A Common Stock pursuant to this offering if, in our opinion, it would be unlawful to do so or you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, on the Expiration Date, you have not obtained such clearance or approval. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. We may elect not to offer shares to residents of any state or other jurisdiction whose laws would require a change in this offering in order to carry out this offering in such state or jurisdiction.
All rights issued to a stockholder of record who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or non-U.S. regulatory authority for the ownership or exercise of rights or the ownership of additional shares are null and void and may not be held or exercised by any such holder if, at such time, such holder has not obtained such clearance or approval.
Exercising a Portion of Your Rights
If you subscribe for fewer than all of the shares of our Class A Common Stock represented by your rights certificate, you may receive from the Subscription Agent a new rights certificate representing your unused rights.

If you do not indicate the number of rights being exercised, or if you do not make full payment of the total subscription price payment for the number of rights that you indicate are being exercised, (i) the Subscription Agent will have the right to reject and return your subscription for correction or (ii) you will be deemed to have exercised your right with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the Subscription Agent. If we do not apply your full subscription price payment to the purchase of shares of Class A Common Stock, we or the Subscription Agent will return the excess amount to you via check, without interest or deduction, promptly after the Expiration Date.
Guaranteed Delivery Procedures
If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the Subscription Agent on or before the Expiration Date, you may exercise your subscription rights by delivering:
•
to the Subscription Agent on or before the Expiration Date the payment for each share you elected to purchase pursuant to the exercise of rights in the manner set forth above under “—Method of Subscription”;

•	to the Subscription Agent before the Expiration Date the form entitled “Notice of Guaranteed Delivery”; and
•
the properly completed rights certificate evidencing your rights being exercised and the form entitled “Nominee Holder Certification,” if applicable, with any required signatures guaranteed, to the Subscription Agent within one business day following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions for Use of Rent the Runway, Inc.’s rights certificate, which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the Subscription Agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.
In your Notice of Guaranteed Delivery, you must provide (i) your name, (ii) the number of rights represented by your rights certificate, the number of shares of our Class A Common Stock for which you are subscribing under your basic subscription privilege and the number of shares of our Class A Common Stock for which you are subscribing under your oversubscription privilege and (iii) your guarantee that you will deliver to the Subscription Agent a rights certificate evidencing the rights you are exercising within one business day following the date the Subscription Agent receives your Notice of Guaranteed Delivery.
You may deliver your Notice of Guaranteed Delivery to the Subscription Agent in the same manner as your rights certificate at the address set forth above under “—Delivery of Subscription Materials and Payment.”
Procedures for DTC Participants
We expect that the exercise of your basic subscription privilege and your oversubscription privilege may be made through the facilities of DTC. If you are a broker, dealer, trustee or a depositary for securities who holds our Common Stock for the account of others as a nominee holder, you may exercise your basic subscription privilege and your oversubscription privilege through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the Subscription Agent. DTC must receive the rights certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the Expiration Date, unless guaranteed delivery procedures are utilized with respect to delivery of your rights certificate.
Fees and Expenses
We are not charging any fee or sales commission to issue rights to you or to issue shares of Class A Common Stock to you if you exercise your rights. If you exercise your rights through the record holders of your shares of Common Stock, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. We will pay all fees and expenses of the Subscription Agent related to this offering and have also agreed to indemnify the Subscription Agent from liabilities that it may incur in connection with this offering.

No Fractional Shares of Class A Common Stock
All shares of Class A Common Stock will be sold at a purchase price of $4.08 per whole share. We will not issue fractional shares of Class A Common Stock or cash in lieu of fractional shares of Class A Common Stock. Fractional shares of Class A Common Stock resulting from the exercise of the basic subscription and oversubscription privileges will be eliminated by rounding down to the nearest whole share of Class A Common Stock, with such adjustments as may be necessary to ensure that we offer no more than 3,063,725 shares of Class A Common Stock in this offering. In the event that, because of the rounding of fractional shares of Class A Common Stock, this offering would have been subscribed in an amount in excess of 3,063,725 shares of Class A Common Stock, all holders’ shares issued in this offering will be reduced in an equitable manner. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.
Notice to Beneficial Holders and Nominees
If you are a broker, a trustee or a depositary for securities who holds shares of our Common Stock for the account of others on the Record Date, you should notify the respective beneficial owners of such shares of this offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner with respect to their rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the Subscription Agent with the proper payment. If you hold shares of our Common Stock for the account of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our Common Stock on the Record Date; provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the Subscription Agent, Broadridge Corporate Issuer Solutions, LLC, to request a copy.
Beneficial Owners
If you are a beneficial owner of shares of our Common Stock or will receive your rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other offering materials. If you wish to obtain a separate rights certificate, you should contact the nominee as soon as possible and request that a separate rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.
Validity of Subscriptions
We will resolve all questions regarding the validity and form of the exercise of your rights, including time of receipt and eligibility to participate in this offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we nor the Subscription Agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate this offering, only when the Subscription Agent receives a properly completed and duly executed rights certificate, any other required documents and the full subscription payment. Our interpretations of the terms and conditions of this offering will be final and binding.

Funds Held by Subscription Agent
The Subscription Agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until we issue shares of our Class A Common Stock to you upon consummation of this offering or the withdrawal or termination of this offering.
If the Subscription Agent returns payments to you through your broker, dealer, custodian bank or other nominee, then such broker, dealer, custodian bank or other nominee may charge you separate service or administration fees. We are not responsible for covering or reimbursing any such fees.
Stockholder Rights
You will have no rights as a holder of the shares of our Class A Common Stock that you purchase in this offering until you receive a direct registration account statement from our transfer agent reflecting ownership of such shares, or your account at your nominee is credited with the shares of our Class A Common Stock purchased in this offering.
No Revocation or Change
Once you have exercised your rights or have instructed your nominee of your subscription request, you may not revoke or change your exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if you learn information about us that you consider unfavorable. You should not exercise your rights unless you are certain that you wish to purchase shares of our Class A Common Stock at the subscription price. Rights not exercised prior to the Expiration Date of this offering will expire and will have no value.
Listing and Trading
Our Class A Common Stock is traded on the Nasdaq Global Market under the symbol “RENT.” On September 29, 2025, the last reported sale price of our shares of Class A Common Stock on the Nasdaq was $4.98 per share.
The rights will not be listed for trading on the Nasdaq or any other national securities exchange or nationally recognized trading system.
Transfers and Sales of Rights
The rights evidenced by a rights certificate may be transferred (i) in whole, by endorsing the rights certificate for transfer in accordance with the accompanying instructions or (ii) in part, by delivering to the Subscription Agent a rights certificate properly endorsed for transfer, with instructions to register such portion of the rights evidenced thereby in the name of the transferee and to issue a new rights certificate to the transferee evidencing such transferred rights. In such event, a new rights certificate evidencing the balance of the rights will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the rights certificate must correspond to the name as written upon the face of the rights certificate, without alteration, enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.
Stockholders wishing to transfer all or a portion of their rights should allow at least five business days prior to the Expiration Date of this offering for: (i) the transfer instructions to be received and processed by the Subscription Agent; (ii) a new rights certificate to be issued and transmitted to the transferee(s) with respect to transferred rights and to the transferor with respect to retained rights, if any; and (iii) the rights evidenced by such new rights certificate to be exercised or sold by the recipients thereof. Neither we nor the Subscription Agent shall have any liability to a transferee or transferor of rights if rights certificates are not received in time for exercise prior to the Expiration Date.
Except for the fees charged by the Subscription Agent, which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights. None of those commissions, fees or expenses will be paid by us or the Subscription Agent.
We anticipate that the rights will be eligible for transfer through, and that the exercise of the basic subscription and oversubscription privileges may be effected through, the facilities of DTC. Holders of DTC exercised rights may exercise the oversubscription right in respect of such DTC exercised rights by properly completing and duly executing and delivering to the Subscription Agent, at or before 5:00 p.m., New York City time, on the Expiration Date, a nominee holder over-rights certificate or a substantially similar form satisfactory to the Subscription Agent, together with payment of the estimated subscription price for the number of shares for which the oversubscription privilege is to be exercised.
Transfer Agent and Registrar
Equiniti Trust Company, LLC is the transfer agent and registrar for our Common Stock.
Subscription Agent
We have appointed Broadridge Corporate Issuer Solutions, LLC to act as Subscription Agent for this offering. You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our Class A Common Stock or for additional copies of this prospectus to the Subscription Agent. Please refer to the “Questions About Exercising Subscription Rights” above for contact information.
Shares of Class A Common Stock Outstanding After the Rights Offering
Based on 3,899,124 shares of our Class A Common Stock issued and outstanding as of July 31, 2025, approximately 6,962,849 shares of our Class A Common Stock will be issued and outstanding after giving effect to this offering, assuming full exercise of all basic subscription privileges. We will not be issuing share certificates for the Class A Common Stock issued pursuant to this offering. Issuance of Class A Common Stock will be made electronically via book entry by Equiniti Trust Company, LLC, our transfer agent.
U.S. Federal Income Tax Considerations
Although the authorities governing transactions such as this offering are complex and unclear in certain respects (including with respect to the effects of the oversubscription privilege), we believe and intend to take the position that a holder’s receipt or exercise of rights should generally be nontaxable for U.S. federal income tax purposes. This position regarding the non-taxable treatment of this offering is, however, not binding on the Internal Revenue Service (the “IRS”) or the courts. You should consult your tax advisor as to the particular tax consequences to you of the receipt of rights in this offering and the exercise, sale or lapse of the rights, including the applicability of any state, local or non-U.S. tax laws in light of your particular circumstances. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”
Non-U.S. Stockholders
The Subscription Agent will not mail rights certificates to stockholders on the Record Date whose addresses are outside the United States, and such holders’ rights certificates will be held by the Subscription Agent for their account until any instructions are received to exercise their rights. If you are a stockholder whose address is outside the United States, to exercise your rights, you must notify the Subscription Agent before 11:00 a.m., New York City time, on October 14, 2025, which is five business days prior to the Expiration Date, unless extended by us, and, if we so request, must establish to our satisfaction that you are permitted to exercise your rights under applicable law. Any questions related to exercising rights should be directed to the Subscription Agent. If these procedures are not followed prior to the Expiration Date, those holders’ rights will expire. We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your rights, and any such determinations by us will be final and binding.
This offering is not being made in any state or other jurisdiction in which it would be unlawful to do so, nor are we selling to you, or accepting any offers from you to purchase, shares of our Class A Common Stock if you are a resident of any such state or other jurisdiction. If necessary, we may delay commencement of this offering in certain states or other jurisdictions in order to comply with the securities law requirements of those states or other jurisdictions. We do not anticipate that there will be any changes in this offering, and we may, in our sole discretion, decline to make modifications to the terms of this offering requested by regulators in states or other jurisdictions, in which case stockholders who live in those states or other jurisdictions will not be eligible to participate in this offering.

Interests of Our Executive Officers and Directors
Our executive officers and directors who hold shares of Common Stock may participate in this offering at the same subscription price as all other stockholders, but none of our executive officers and directors are obligated to so participate.
No Recommendation
An investment in shares of our Class A Common Stock must be made according to each investor’s evaluation of such investor’s own best interests and after considering all of the information herein, including the “Risk Factors” section beginning on page 9 of this prospectus.
Neither we nor our Board has, or will, make any recommendation to stockholders whether to exercise their rights in this offering. You should make an independent investment decision about whether to exercise your rights based on your own assessment of our business and this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences of the receipt, exercise (or expiration) and disposition of the rights acquired through this offering and the ownership and disposition of shares of our Class A Common Stock received upon exercise of the rights. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the rights or shares of our Common Stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the receipt of rights through this offering by persons holding shares of our Class A Common Stock entitled to receive rights pursuant to this offering, the exercise (or expiration) of the rights, the disposition of the rights, and the ownership and disposition of shares of our Class A Common Stock acquired upon exercise of the rights.
This discussion is limited to the rights acquired through this offering and shares of our Class A Common Stock acquired upon exercise of rights, in each case, that are held as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding the rights or shares of our Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities or currencies or traders that elect to mark-to-market their securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•	real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations or governmental organizations;
•	persons deemed to sell the rights or shares of our Common Stock under the constructive sale provisions of the Code;
•	persons subject to special tax accounting rules as a result of any item of gross income being taken into account in an applicable financial statement (as defined in the Code);
•
persons who received, hold or will receive shares of our Common Stock or the rights pursuant to the exercise of any employee stock option or otherwise as compensation and persons who hold restricted Common Stock;

•	tax-qualified retirement plans;
•	persons who own or have owned (directly, indirectly or constructively) 5% or more of our Common Stock;
•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar; and
•	members of the Investor Group that purchase our Class A common stock pursuant to the Backstop Agreement.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, receives rights pursuant to this offering or receives shares of our Class A Common Stock upon exercise of rights, as the case may be, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
This discussion is for information purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences of the receipt, ownership, exercise and disposition of rights and the ownership and disposition of shares of our Common Stock acquired upon exercise of rights arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.
Tax Considerations Applicable to U.S. Holders
Definition of a U.S. Holder
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our Common Stock, our rights or shares of our Common Stock acquired upon exercise of rights, as the case may be, that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; or
•	an estate or trust, the income of which is subject to U.S. federal income tax regardless of its source.
Receipt of Rights
Although the authorities governing transactions such as this offering are complex and unclear in certain respects (including with respect to the effects of the over-subscription privilege), we believe and intend to take the position that a U.S. Holder’s receipt of rights pursuant to this offering should not be treated as a taxable distribution with respect to such holder’s existing shares of Common Stock for U.S. federal income tax purposes. Section 305(a) of the Code generally provides that the receipt by a stockholder of a right to acquire stock or warrants is not included in the taxable income of the stockholder; however, the general non-recognition rule in Section 305(a) of the Code is subject to exceptions described in Section 305(b) of the Code, which include “disproportionate distributions.” A disproportionate distribution is generally a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) and an increase in the proportionate interest of other stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) in a corporation’s assets or earnings and profits.
We have not made any distributions of cash or property (other than stock or rights to acquire stock) with respect to our stock or stock options. Currently, we do not intend to make any future distributions of cash or property (other than stock or rights to acquire stock) with respect to our stock or stock options; however, there is no guarantee that we will not make such distributions or payments, or distributions or payments in respect of other equity or convertible debt instruments, in the future.
This position regarding the non-taxable treatment of this offering is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, whether because, contrary to our expectations, distributions of cash or property (other than stock or rights to acquire stock) are made with respect to our stock or stock options, because the issuance of the rights is a “disproportionate distribution” or for any other reason, the fair market value of the rights would be taxable to U.S. Holders of our Common Stock generally in the manner as described below under “—Distributions on Common Stock.”
The remainder of this discussion is based upon the treatment of this offering as a non-taxable distribution with respect to a U.S. Holder’s existing shares of Common Stock for U.S. federal income tax purposes.

Tax Basis and Holding Period in the Rights
If the fair market value of the rights a U.S. Holder receives is less than 15% of the fair market value of the U.S. Holder’s existing shares of Common Stock with respect to which the rights are distributed on the date the U.S. Holder receives the rights, Section 307(b) of the Code provides that the rights will be allocated a zero tax basis for U.S. federal income tax purposes, unless the U.S. Holder elects to allocate the tax basis in the holder’s existing shares of Common Stock between the existing shares of Common Stock and the rights in proportion to the relative fair market values of the existing shares of Common Stock and the rights determined on the date of receipt of the rights. If a U.S. Holder chooses to allocate tax basis between the holder’s existing common shares and the rights, the U.S. Holder must make this election on a statement included with the holder’s timely filed U.S. federal income tax return (including extensions) for the taxable year in which the U.S. Holder receives the rights. Such an election is irrevocable.
However, if the fair market value of the rights a U.S. Holder receives is 15% or more of the fair market value of the holder’s existing shares of Common Stock on the date the U.S. Holder receives the rights, then the U.S. Holder must allocate tax basis in the existing shares of Common Stock between those shares and the rights the U.S. Holder receives in proportion to their fair market values determined on the date the U.S. Holder receives the rights. Please refer to the discussion below regarding the U.S. tax treatment of a U.S. Holder that, at the time of the receipt of the right, no longer holds the Common Stock with respect to which the right was distributed.
The fair market value of the rights on the date that the rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the rights on that date. In determining the fair market value of the rights, U.S. Holders should consider all relevant facts and circumstances, including, without limitation, any difference between the subscription price of the rights and the trading price of our shares of Class A Common Stock on the date that the rights are distributed, the fair market value and the length of the period during which the rights may be exercised.
A U.S. Holder’s holding period in the rights it receives will include the holding period of the U.S. Holder’s existing shares of Common Stock with respect to which the rights are distributed.
Exercise of Rights
A U.S. Holder will not recognize gain or loss upon the exercise of a right received in this offering. A U.S. Holder’s adjusted tax basis, if any, in the right plus the subscription price will establish the U.S. Holder’s initial tax basis in the shares of Class A Common Stock received upon exercise of such U.S. Holder’s right. It is unclear whether a U.S. Holder’s holding period for a share of Class A Common Stock acquired upon exercise of a right in this offering will begin on the date of exercise or the day following the date of exercise.
If, at the time of the receipt or exercise of the right, the U.S. Holder no longer holds the Common Stock with respect to which the right was distributed, then certain aspects of the tax treatment of the receipt and exercise of the right are unclear, including (i) the allocation of the tax basis between the shares of our Common Stock previously sold and the right, (ii) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares of our Common Stock previously sold, and (iii) the impact of such allocation on the tax basis of the shares of our Class A Common Stock acquired upon exercise of the right. Furthermore, if you exercise the rights and sell other shares of our Common Stock within the 61-day period beginning 30 days before the exercise date and ending 30 days after the exercise date, the “wash sale” rules may disallow the recognition of any loss upon the sale of our Common Stock. If a U.S. Holder exercises a right received in this offering after disposing of shares of our Common Stock with respect to which the right is received, the U.S. Holder should consult its tax advisor.
Expiration of Rights
If a U.S. Holder allows rights received in this offering to expire, the U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. Holder should re-allocate any portion of the tax basis in its existing common shares previously allocated to the rights that have expired to such U.S. Holder’s existing common shares.

Sale, Exchange or Other Disposition of Rights
Upon a sale, exchange, or other taxable disposition of rights received in this offering, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, if any, in such rights. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period of the rights exceeded one year at the time of disposition. Long-term capital gains recognized by certain non-corporate taxpayers, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Distributions on Common Stock
We do not anticipate declaring or paying cash dividends to holders of our Class A Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A Common Stock, such distributions will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders, including individuals, are generally taxed at the lower applicable capital gains rate, provided that certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its Class A Common Stock, as the case may be, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Disposition of Common Stock.”
Sale, Exchange or Other Disposition of Common Stock
Upon a sale, exchange, or other taxable disposition of our Class A Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (not including any amount attributable to declared and unpaid dividends, which will be taxable to U.S. Holders who have not previously included such dividends in income as described above under “—Distributions on Common Stock”) and the U.S. Holder’s adjusted tax basis in our Class A Common Stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for our Class A Common Stock exceeded one year at the time of disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
A U.S. Holder may be subject to information reporting and backup withholding when such holder receives dividend payments (including constructive dividends) or receives proceeds from the sale or other taxable disposition of the shares of our Class A Common Stock acquired through the exercise of rights. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding unless such holder provides the holder’s taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or the holder provides proof of an applicable exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Tax Considerations Applicable to Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our Common Stock, our rights or shares of our Class A Common Stock acquired upon exercise of rights, as the case may be, that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.
Receipt, Exercise and Expiration of the Rights
The discussion assumes that the receipt of rights will be treated as a nontaxable distribution. See “—Tax Considerations Applicable to U.S. Holders—Receipt of Rights” above. In such case, Non-U.S. Holders will not be subject to U.S. federal income tax (or any withholding thereof) on the receipt, exercise or expiration of the rights. Otherwise, the fair market value of the rights would be taxable to Non-U.S. Holders of our Common Stock generally in the manner as described below under “—Distributions on Common Stock.”
Distributions on Common Stock
We do not anticipate declaring or paying cash dividends to holders of our Class A Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Disposition of Common Stock.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty), provided that the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming such benefits. Dividends will not be subject to withholding if they are effectively connected with the conduct of a trade or business within the United States and the Non-U.S. Holder provides a valid IRS Form W-8ECI. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Disposition of Rights or Common Stock
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our rights or Class A Common Stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•
our rights or Class A Common Stock constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our rights or Class A Common Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our assets used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A Common Stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions (including deemed distributions) on our Class A Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our rights or Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our rights or Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our Class A common stock, as well as of gross proceeds of dispositions of our Class A common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).
Investors should consult their tax advisors regarding the potential application of withholding under FATCA to their receipt, ownership, and exercise and disposition of rights and the ownership and disposition of shares of our Class A Common Stock acquired upon exercise of rights.

PLAN OF DISTRIBUTION
Beginning on or about October 7, 2025, the rights will be distributed to holders of our Common Stock as of the Record Date. If you wish to exercise your rights and purchase shares of Class A Common Stock in this offering, you should timely comply with the procedures described in “Description of the Rights Offering.”
The shares of Class A Common Stock offered pursuant to this offering are being offered by us directly to all holders of our Common Stock. We intend to distribute subscription materials, including rights certificates, to those persons that were holders of our Common Stock on the Record Date.
We have retained Broadridge Corporate Issuer Solutions, LLC, as the Subscription Agent. We will pay all customary fees and expenses of the Subscription Agent related to this offering. We have also agreed to indemnify the Subscription Agent with respect to certain liabilities that it may incur in connection with this offering.
We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Our officers and directors may solicit responses from the holders of rights in connection with this offering, but such officers and directors will not receive any commissions or compensation for such services other than their normal compensation.
Any rights that are not subscribed for by existing stockholders will not be reoffered to the public. Pursuant to the Backstop Agreement, the Investor Group has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of Class A Common Stock in this offering (if any) for cash. The Investor Group will be entitled to exercise its own subscription rights that it receives pursuant to this offering, and it will not receive any fee for acting as the backstop purchaser for this offering.
We estimate that we will incur approximately $0.6 million in total expenses in connection with this offering.
While the rights are transferable, they will not be listed for trading on the Nasdaq or any other national securities exchange or nationally recognized trading system.

LEGAL MATTERS
The validity of the issuance of the securities offered hereby will be passed upon for the company by Davis Polk & Wardwell LLP.
EXPERTS
The financial statements, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2025, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreement or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. Information about us, including certain SEC filings, is also available at our website at investors.renttherunway.com. However, the information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.
The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated or deemed to be incorporated by reference is considered to be a part of this prospectus, and any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement.
We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering (provided, however, that we are not incorporating, in each case, any documents or information deemed to have been “furnished” under Items 2.02, 7.01 or 9.01 of Form 8-K or other information deemed to have been “furnished” and not filed in accordance with SEC rules):
•	Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on April 15, 2025;
•
Quarterly Reports on Form 10-Q for the fiscal quarter ended April 30, 2025, filed with the SEC on June 6, 2025, and for the fiscal quarter ended July 31, 2025, filed with the SEC on September 12, 2025;

•	Definitive Proxy Statements on Schedule 14A, filed with the SEC on May 22, 2025 and September 29, 2025 (excluding any information constituting prospective financial information); and
•	Current Reports on Form 8-K, filed with the SEC on March 5, 2025, May 16, 2025, July 11, 2025 and August 21, 2025.
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference herein. Requests for such copies should be made by writing or telephoning us at the following address:
Rent the Runway, Inc.
Attention: Corporate Secretary
10 Jay Street
Brooklyn, New York 11201
(212) 524-6860

RENT THE RUNWAY, INC.

Class A Common Stock
Subscription Rights to Purchase up to 3,063,725 Shares of
Class A Common Stock at $4.08 per Share
PROSPECTUS
September 30, 2025